

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 31, 2011

Mr. Zhilian Chen
President and Director
Santaro Interactive Entertainment Company
5348 Vegas Drive
Las Vegas, NV 89108

> **Re: Santaro Interactive Entertainment Company**
> **Form 8-K**
> **Filed January 13, 2011**
> **File No. 333-165751**

Dear Mr. Chen:

We have completed our review of your Form 8-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Jaime G. John
Staff Accountant